BLACK SANDS PUBLISHING INC

AUDITED BALANCE SHEET AS OF MAY 4, 2021 (DATE OF INCEPTION)

BLACK SANDS PUBLISHING INC

Audited Balance sheet as of May 4, 2021 (date of inception)

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of BLACK SANDS PUBLISHING INC,

20 Himrod St, Apt 104

Brooklyn, NY 11221

I have audited the accompanying financial statement of BLACK SANDS PUBLISHING INC, which comprise the Balance Sheet as of May 4, 2021 (date of inception), and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

10/12/2021

Opinion

In my opinion, the financial statement referred to above, present fairly, in all material respects, the financial position of BLACK SANDS PUBLISHING INC as of May 4, 2021 (date of inception) in conformity with U.S. generally accepted accounting principles.

BLACK SANDS PUBLISHING INC

BALANCE SHEET

As of May 4, 2021 (date of inception)

		As of May 4, 2021 (date of inception)
Assets		
Current assets:		
Cash and cash equivalents	$	-
Total current assets		-
Non-current assets:		-
Fixed Assets:		
Total Fixed Assets		-
Total non-current assets		-
Total Assets	$	-
Liabilities & Members' Equity		
Current liabilities:		
Credit Cards & Other short-term payables	$	-
Total current liabilities		-
Non-current Liabilities:		
Total non-current liabilities		-
Total Liabilities:		-
Equity:		
Owners' Investments		-
Additional Paid-in Capital		-
Additional Paid-in Capital-Stock based compensation		-
Accumulated Profits (losses)		-
Net income (loss)		-
Total Equity:		-
Total Liabilities & Equity	$	-

The accompanying notes are an integral part of this financial statement

BLACK SANDS PUBLISHING INC

NOTES TO THE FINANCIAL STATEMENTS

As of May 4, 2021 (date of inception)

About the Company & its Nature of operations

BLACK SANDS PUBLISHING INC (‘the Company’), is a Delaware Corporation formed on May 4, 2021. The Company is a fully owned subsidiary of BLACK SANDS ENTERTAINMENT INC. (‘BSE’) which operates in the entertainment industry and creates, develops, and publishes stories via animated audiovisual and literary mediums for the African American community. The Company was established to provide a digital comics application (‘the application’) for the content that is developed by BSE.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the entertainment industry carries a substantial risk due to reliance on trends which could cause unexpected losses on certain developments that are offered via the application.

BLACK SANDS PUBLISHING INC

NOTES TO THE FINANCIAL STATEMENTS

As of May 4, 2021 (date of inception)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash or cash equivalents as of May 4, 2021 (date of inception).

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

On June 3, 2021, the Company received an initial investment of $20,000 by the owners. Between July 21, 2021, and August 13, 2021, BSE incurred around $40,000 in software development expenses to build the application and the related asset was moved to the Company's books.

The Company evaluated subsequent events through August 30th, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.